                                                                      EXHIBIT 12

                               AVISTA CORPORATION

    Computation of Ratio of Earnings to Fixed Charges and Preferred Dividend
                           Requirements Consolidated
                             (Thousands of Dollars)

                                                 12 months
                                                   ended              Years Ended December 31
                                                  March 31,     -------------------------------------        --------
                                                    2004          2003          2002           2001            2000
                                                 ----------     --------      --------       --------        --------
Fixed charges, as defined:
    Interest expense                              $ 85,099      $ 85,013      $ 96,005       $100,180        $ 64,765
    Amortization of debt expense
      and premium - net                              8,006         7,972         8,861          5,639           3,409
    Interest portion of rentals                      4,409         4,452         6,140          5,140           4,324
                                                  --------      --------      --------       --------        --------
        Total fixed charges                       $ 97,514      $ 97,437      $111,006       $110,959        $ 72,498
                                                  ========      ========      ========       ========        ========
Earnings, as defined:
    Income from continuing operations             $ 44,885      $ 50,643      $ 42,174       $ 68,241        $109,065
    Add (deduct):
      Income tax expense                            31,005        35,340        34,849         40,585          81,143
      Total fixed charges above                     97,514        97,437       111,006        110,959          72,498
                                                  --------      --------      --------       --------        --------
        Total earnings                            $173,404      $183,420      $188,029       $219,785        $262,706
                                                  ========      ========      ========       ========        ========

Ratio of earnings to fixed charges                    1.78          1.88          1.69           1.98            3.62

Fixed charges and preferred dividend
 requirements:
    Fixed charges above                           $ 97,514      $ 97,437      $111,006       $110,959        $ 72,498
    Preferred dividend requirements (1)                925         1,910         4,387          3,878          41,394
                                                  --------      --------      --------       --------        --------

        Total                                     $ 98,439      $ 99,347      $115,393       $114,837        $113,892
                                                  ========      ========      ========       ========        ========

Ratio of earnings to fixed charges
  and preferred dividend requirements                 1.76          1.85          1.63           1.91            2.31

(1) Preferred dividend requirements have been grossed up to their pre-tax level.